Pop Culture Group Co., Ltd

August 12, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall
Donald Field

Re:	Pop Culture Group Co., Ltd
Draft Registration Statement on Form F-3
Filed July 14, 2022
File No. 333-266130

Ladies and Gentlemen:

This letter is in response to the letter dated July 29, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Pop Culture Group Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-3

Cover Page

1. Please amend your disclosure here and in the risk factors to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIE by the PRC government to transfer cash. In this regard, we note the sixteenth paragraph contains comparable disclosure but limits the discussion to “mainland China.” Please revise as applicable.

In response to the Staff’s comments, we revised the disclosure on the cover page and pages 12, 25, and 26 of the Registration Statement to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the PRC government to transfer cash.

Prospectus Summary, page 1

2. Please revise your graphic on page 1 so that the text is legible. Additionally, with respect to the VIE, please revise to use dashed lines without any arrows.

In response to the Staff’s comments, we revised the graphic on page 1 of the Amended Registration Statement to (i) make the text legible and (ii) use dashed lines without any arrows for the VIE.

Summary of Risk Factors, page 8

3. We note your disclosure regarding the Draft Rules Regarding Overseas Listings. Please amend your disclosure to expand your discussion of the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers beyond the Draft Rules Regarding Overseas Listings.

In response to the Staff’s comments, we revised the disclosure on the cover page and pages 12 and 23 of the Amended Registration Statement to expand our discussion of the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers beyond the Draft Rules Regarding Overseas Listings.

Permissions Required from PRC Authorities, page 14

4. Please state whether you, your subsidiaries, or the VIE are covered by permission or approval requirements from any governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals to operate and whether any permissions or approvals have been denied. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comments, we revised the disclosure on the cover page and pages 14 and 15 of the Amended Registration Statement to (i) state that we, our subsidiaries, and the PRC operating entities are not covered by permission and approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) state affirmatively that we, our subsidiaries, and the PRC operating entities have received all requisite permissions and approvals to operate and no permission or approval has been denied, and (iii) clarify that we have relied upon the opinion of our PRC counsel, Jincheng Tongda & Neal Law Firm, with respect to our conclusions that we do not need any additional permissions and approvals to operate our business.

General

5. We note that you separately define “mainland China.” Please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how Hong Kong differs from PRC law. Additionally, please balance your disclosure with a discussion of the possible ramifications if your Hong Kong subsidiary did become subject to PRC laws/authorities, including that it could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue its current business operations.

In response to the Staff’s comments, we (i) revised the disclosure throughout the Amended Registration Statement to ensure that our disclosure does not narrow risks related to operating in the PRC to mainland China only and (ii) revised the disclosure on the cover page of the Amended Registration Statement to include a discussion of the possible ramification if our Hong Kong subsidiary did become subject to PRC law or authorities.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC